Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-135200) pertaining to the registration of 4,075,964 shares of Class A common stock of our reports dated February 21, 2007, with respect to the consolidated financial statements of Emergency Medical Services Corporation as of and for the year ended December 31, 2006, Emergency Medical Services Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Emergency Medical Services Corporation as of December 31, 2006, included  in the Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

Denver, Colorado
March 6, 2007